1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
July 21, 2022	www.integraresources.com

INTEGRA INTERSECTS 2.26 G/T AuEq OVER 102 M AT SULLIVAN GULCH, INCLUDING 1.30 G/T Au AND
2,718 G/T Ag (36.28 G/T AuEq) OVER 1.53 M

  Drill results from Sullivan Gulch (located on the eastern portion of the DeLamar Deposit) and Sommercamp-Regan at DeLamar include:
  IDM-22-204 - Sullivan Gulch
    0.57 grams per tonne ("g/t") gold ("Au") and 131.29 g/t silver ("Ag") (2.26 g/t gold equivalent ("AuEq")) over 102.11 meters ("m")
      Including 0.78 g/t Au and 875.25 g/t Ag (12.05 g/t AuEq) over 6.09 m
      Including 1.30 g/t Au and 2,718 g/t Ag (36.28 g/t AuEq) over 1.53 m
      Including 0.46 g/t Au and 176.01 g/t Ag (2.73 g/t AuEq) over 12.19 m
  IDM-22-206 (the first 100 m is through historic Backfill) - Sommercamp-Regan (Main DeLamar Pit area)
    0.27 g/t Au and 48.42 g/t Ag (0.89 g/t AuEq) over 110.64 m
  IDM-22-207
    0.18 g/t Au and 24.36 g/t Ag (0.50 g/t AuEq) over 99.06 m
  These drill holes, which were part of a metallurgical drill program and demonstrate the strong continuity of gold-silver at the Project, also extend the known mineralization at Sullivan Gulch by 30 m.
  The first 100 m of drill hole IDM-22-206 tested historic backfill and encountered strong AuEq grades that could further complement future heap leach plans, providing additional evidence that these low-grade stockpiles and backfill at DeLamar and Florida Mountain have the potential to increase the Oxide-Mixed resource at the Project.
  A portion of the high-grade intercepts announced today continue to define the recently discovered high-grade Northwest striking gold-silver zone that underlies the bulk tonnage low-grade resource at Sullivan Gulch, with continuity in the North zone of 350 m and the South zone of 350 m.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The drill results announced today include long runs of strong mineralization at DeLamar, including multiple high-grade hits of silver. Drill hole IDM-22-207 extended mineralization below the Pre-feasibility Study ("PFS") Pit Constrained Resource by 30 m and drill hole IDM-22-206 demonstrated the potential for resource in the historic stockpiles and backfill at the Project.

"Integra is still very active on the ground and continues to execute on our stated objective of showing resource growth potential on a myriad of exploration fronts at DeLamar while advancing the Project towards permitting. The drill holes announced today continue to define Sullivan Gulch as an outstanding, prolific gold-silver target with substantial upside for future mining and processing scenarios. Sullivan Gulch is defined by a 100 m to 300 m wide thicknesses of disseminated low-grade, gold-silver mineralization underlain by a newly discovered high-grade gold-silver zone. This high-grade zone is open to the south, laterally, and at depth, complimenting the bulk tonnage resource above it, "noted President and CEO George Salamis. "Today's intercept extends mineralization below the PFS resource pit by 30 m. In addition, the new high-grade zone has now been intercepted over a vertical extent of 215 m, and along a strike length of 350 m in the Northern zone and 350 m in the Southern zone. There remains a 370 m untested gap between the Northern and Southern high-grade zones, presenting an obvious high priority drill target."

The following table highlights selected intercepts from the Sullivan Gulch drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDM-22-204	206.65	308.76	102.11	0.57	131.29	2.26
including	208.18	214.27	6.09	0.78	875.25	12.05
including	209.70	211.23	1.53	1.30	2,718.00	36.28
including	234.09	246.28	12.19	0.46	176.01	2.73
including	269.14	275.23	6.09	1.13	180.00	3.45
including	281.33	284.38	3.05	1.07	382.00	5.99
including	288.95	292.00	3.05	1.19	132.44	2.90
including	302.67	304.19	1.52	3.16	228.00	6.09
IDM-22-205	212.60	245.36	32.76	0.39	12.92	0.55
including	227.69	229.21	1.52	2.42	26.90	2.77
IDM-22-206 (backfill)	0.00	110.64	110.64	0.27	48.42	0.89
including	35.51	38.41	2.90	0.10	833.00	10.82
IDM-22-207	28.35	127.41	99.06	0.18	24.36	0.50
including	48.16	53.04	4.88	0.21	79.77	1.24
including	107.59	110.64	3.05	0.08	178.50	2.37
including	116.74	118.26	1.52	0.18	196.00	2.70
IDM-22-208	5.49	34.14	28.65	0.29	52.63	0.97
including	31.24	34.14	2.90	0.62	254.00	3.89

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

Sullivan Gulch:

Along with demonstrating the magnitude of the large low-grade gold-silver zone at Sullivan Gulch, the drill results announced today continue to expand the emerging high-grade vein system at Sullivan Gulch that trends Northwest and dips to the Northeast. This new discovery further enriches the high-grade component of Sullivan Gulch, the bulk of which dips to the Southwest. High-grade at Sullivan Gulch has been intercepted in a Northern zone over a 350 m strike length while the Southern zone, which includes intercepts from 2018 to present which align with the new geological model, also has a strike length of 350 m. There remains a 370 m untested zone between the North and South high-grade zones which has the potential to extend the strike length of this high-grade target to over 1,000 m. These intercepts further validate the geological model that in addition to a well-defined North-northwest trending vein system that dips to the Southwest which has seen most of the drilling at Sullivan Gulch, there exists a structurally controlled system in quartz latite that dips Northeast and is open to the south, laterally, and at depth.

In general, the mineralization at Sullivan Gulch is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are of mid-Miocene age. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite). IP indicates the potential for mineralization to extend a further 900 m to the south of the southern-most drilled section of Sullivan Gulch.

To view a cross section of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/idm-22-204_sg_cross_section_vedit_use_-_dashes.pdf

To view a drill plan map of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/drill_collar_dm_july_sm_vuse.pdf

Historic Stockpiles and Backfill:

Drill hole IDM-22-206 is of particular importance to Integra as it provides additional evidence that the historic low-grade stockpiles and backfill at DeLamar and Florida Mountain are mineralized and could provide additional heap leach material in future mine plans. The Company estimates that 60 million tonnes of run-of-mine, low-grade Oxide material is stockpiled and/or used as backfill in multiple locations at the Project from its 20-year history of modern mining (1970s-1990s). Based on the Company's reconciliation of milling records and the reconstruction of mined material, the Company believes this material exceeds the heap leach cut-off grades and has the potential to add mine life to the future operations.

The first 100 m of drill hole IDM-22-206 was through historic backfill, returning average AuEq grades in-line with Company estimates and potentially suitable for heap leach material, subject to further studies. Encountering these results in the first drill hole into historic backfill is encouraging.

Summer Work Program and Next Steps:

Following a brief pause, the Company expects to recommence drilling at DeLamar this summer. The proposed summer/fall drill program is being executed primarily on DeLamar private property on historic patented mining claims and is ready to proceed at the Company's discretion.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.